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VIA EDGAR SUBMISSION AND COURIER

Ms. Loan Lauren P. Nguyen
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	ChiquitaFyffes Limited
Post-Effective Amendment No. 1 to Registration Statement on Form S-4
Filed September 30, 2014
And Documents Incorporated by Reference
File No. 333-195564

Dear Ms. Nguyen:

On behalf of ChiquitaFyffes Limited (“ChiquitaFyffes”), we are writing in response to the oral comments received from the Staff telephonically on October 2, 2014 and October 3, 2014 with respect to ChiquitaFyffes Post-Effective Amendment No. 1 to Registration Statement on Form S-4 (“Amendment No. 1”), as filed with the Securities and Exchange Commission (the “Commission”) on September 30, 2014 (the “Form S-4”). ChiquitaFyffes has filed today Amendment No. 2 to the Form S-4 (“Amendment No. 2”). ChiquitaFyffes is also delivering with this letter four courtesy copies of Amendment No. 2 marked to show the revisions ChiquitaFyffes has made in response to the Staff’s comments. To avoid confusion, we are not showing the original proxy statement/prospectus as marked, even though it is a new addition. In addition to changes made to reflect the comments below, changes were made to the enclosed supplement to update various numbers, reflect input received from the Irish Takeover Panel and reflect a few disclosure clarifications that were felt appropriate. The page numbers in the responses refer to pages of Amendment No. 2.

Ms. Loan Lauren P. Nguyen
Division of Corporation Finance
Securities and Exchange Commission

October 6, 2014

1.      In response to the Staff’s comment, Amendment No. 2 incorporates Chiquita’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2014.

2.      In response to oral comments concerning the absence of a description in the Form S-4 of the financial analyses of Lazard supporting its advice to the Fyffes board of directors included in the Form S-4, ChiquitaFyffes has revised its disclosure under “Update to Advice of Fyffes Financial Advisor Pursuant to Rule 3 of the Irish Takeover Rules” beginning on page 22 of Amendment No. 2 to address the Staff’s comment.

3.      We note the Staff’s verbal inquiry regarding (i) Goldman Sachs’ financial analyses presentation to the Board of Chiquita, dated September 25, 2014, not including certain financial analyses that were included in Goldman Sachs’ presentation to the Board of Chiquita, dated March 9, 2014 and (ii) the selected company analysis contained in the September 25, 2014 presentation reflecting metrics for all of the same selected companies that were reflected in the selected company analysis in the March 9, 2014 presentation other than Dole. Goldman Sachs supplementally responds as follows.

Goldman Sachs’ September 25, 2014 presentation contained many of the same financial analyses as were contained in its March 9, 2014 presentation, although updated to reflect market data and other information as of September 24, 2014. In addition, Goldman Sachs’ September 25, 2014 presentation also reflected Goldman Sachs’ determination to not perform again in its September 25, 2014 presentation certain financial analyses contained in the March 10, 2014 presentation and to add in its September 25, 2014 presentation certain financial analysis not included in the March 10, 2014 presentation that Goldman Sachs believed would be incremental to the analyses contained in the March 10, 2014 presentation in light of the amended transaction terms. In particular, based on its professional judgment and experience:

•	Goldman Sachs determined not to include an Implied Ownership of ChiquitaFyffes based on Historical Stock Price Performance analysis in its September 25, 2014 presentation because the historical stock prices of Chiquita and Fyffes during the more than six months since March 7, 2014 have been affected by the March 10, 2014 original transaction announcement and thus do not provide stand-alone company historical stock prices for either company as a basis for an implied ownership analysis.

•	Goldman Sachs determined not to perform a contribution analysis in the September 24, 2014 presentation as it had in the March 10, 2014 presentation because Goldman Sachs determined that performing such analysis again as of September 25, 2014 was not materially additive to the overall financial analysis performed in its March 10, 2014 presentation and its September 25, 2014 presentation.

Ms. Loan Lauren P. Nguyen
Division of Corporation Finance
Securities and Exchange Commission

October 6, 2014

•	Goldman Sachs focused on performing in the September 25, 2014 presentation a Discounted Cash Flow analysis on ChiquitaFyffes on a pro forma basis pursuant to the amended transaction terms and a Discounted Cash Flow analysis on ChiquitaFyffes on a pro forma basis pursuant to the original transaction terms. Goldman Sachs did not perform stand-alone Discounted Cash Flow analyses for Chiquita and Fyffes because Goldman Sachs determined that performing such analyses in the September 25, 2014 presentation would not be materially additive given the inclusion of such analyses in the March 10, 2014 presentation.

•	Dole was taken private in a transaction that closed on November 1, 2013. Accordingly, Goldman Sachs determined that it was no longer a relevant metric for purposes of its Selected Companies analysis in its September 25, 2014 presentation.

Goldman Sachs does not believe that any changes to the disclosure contained in the proxy statement are required or appropriate in connection with the Staff's verbal comments. The proxy statement dated August 6, 2014 contains a summary of the material financial analyses performed and the opinion delivered by Goldman Sachs on March 10, 2014. The supplement contained in Post Effective Amendments No. 1 and 2 contains a summary of the material financial analyses performed and the opinion delivered by Goldman Sachs on September 25, 2014. In any transaction, the financial analyses chosen to be performed (and the possible financial analyses chosen not to be performed) by a financial advisor reflect the exercise of that financial advisor's professional judgment and experience. While it is customary and appropriate to summarize in proxy statements the financial analyses that were performed by a financial advisor, it is neither customary nor appropriate to include in proxy statements disclosure regarding the financial advisor's rationale for determining which financial analyses to perform or not to perform.

4.      We note the Staff’s request that ChiquitaFyffes provide an explanation as to why the Chiquita board of directors, in arriving at its determination that the terms of the combination are advisable, used an EBITDA multiple range in excess of the range used by its financial advisor. Upon further review, Chiquita believes that the third bullet in that section more accurately describes the Board's reasoning on this subject and, accordingly, has deleted the bullet in question.

5.      We note the Staff’s request, by reference to the “Illustrative Discounted Cash Flow Analysis” on page 20 of Amendment No. 1, for ChiquitaFyffes to advise as to whether the financial advisors to Chiquita were provided any financial projections related to free cash flow for either company which were used in their analyses. Chiquita advises the Staff that, while Chiquita did not, per se, prepare free cash flow projections for the transaction, it did provide the EBITDA forecast contained in the proxy statement/prospectus, as well as the other inputs to calculate a free cash flow number, which number Chiquita reviewed and authorized for use by Goldman Sachs. Additional language has been added to Amendment No. 2 at page 20 to reflect this fact. As a substantive matter, Chiquita and ChiquitaFyffes believe that EBITDA is the number most relevant from an investor's perspective, as well as the number that forms the underlying basis for free cash flow. It is for that reason that Chiquita included information about EBITDA in the Registration Statement. However, in light of the Staff’s comment, Chiquita has included in the Section entitled “Update to Chiquita and Fyffes Unaudited Prospective Financial Information” starting on page 14, the free cash flow numbers for Chiquita and Fyffes that were calculated for use by the financial adviser for 2015 and 2016, which are the years referenced in the discounted cash flow analysis.

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Ms. Loan Lauren P. Nguyen
Division of Corporation Finance
Securities and Exchange Commission

October 6, 2014

If you have additional questions or require any additional information with respect to the Form S-4 or this letter, please do not hesitate to contact me at (212) 735-2218 or david.friedman@skadden.com or my colleague, John Nelson at (312) 407-0607 or john.nelson@skadden.com.

Very truly yours,

/s/ David J. Friedman
David J. Friedman

cc:	David L. Orlic Donald E. Field Division of Corporation Finance U.S. Securities & Exchange Commission Brian W. Kocher
Principal Executive Officer
ChiquitaFyffes Limited

James E. Thompson
Secretary
ChiquitaFyffes Limited